EXHIBIT 99

GSI LUMONICS INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	September 27,	December 31,
	2002	2001

ASSETS
Current
Cash and cash equivalents	$69,264	$102,959
Short-term investments (note 4)	31,976	43,541
Accounts receivable, less allowance of $3,019 (December 31, 2001 – $3,034)	35,291	39,919
Income taxes receivable	3,666	9,224
Inventories	52,047	57,794
Deferred tax assets	14,524	15,664
Other current assets	5,356	7,168

Total current assets	212,124	276,269
Property, plant and equipment, net of accumulated depreciation of $51,218 (December 31, 2001 – $50,273)	29,123	34,154
Deferred tax assets	8,968	9,637
Other assets	3,167	1,539
Other investments (note 9)	48,530	—
Intangible assets, net of amortization of $7,511 (December 31, 2001 – $6,535)	8,277	9,236

	$310,189	$330,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Bank indebtedness	$10,250	$6,171
Accounts payable	11,443	10,839
Accrued compensation and benefits	7,462	7,515
Other accrued expenses	20,922	25,096
Current portion of long-term debt	—	2,654

Total current liabilities	50,077	52,275
Deferred compensation	2,105	2,082

Total liabilities	52,182	54,357
Commitments and contingencies (note 9)
Stockholders’ equity
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 40,704,862 (December 31, 2001 – 40,556,130)	236,996	236,194
Contributed surplus	1,433	1,433
Retained earnings	14,129	35,747
Accumulated foreign currency translation adjustment	5,449	3,104

Total stockholders’ equity	258,007	276,478

	$310,189	$330,835

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	Three months ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

Sales	$37,419	$41,277	$113,971	$205,526
Cost of goods sold	26,109	30,759	78,185	129,958

Gross profit	11,310	10,518	35,786	75,568
Operating expenses:
Research and development	5,242	5,582	16,116	18,988
Selling, service and administrative	14,368	17,562	43,282	57,626
Amortization of purchased intangibles	261	333	968	880
Restructuring and other	—	(170)	4,152	(1,570)

Loss from operations	(8,561)	(12,789)	(28,732)	(356)
Other income	1,250	—	1,047	—
Interest income	508	992	1,707	4,163
Interest expense	(188)	(233)	(541)	(781)
Foreign exchange transaction gains (losses)	609	9	(275)	256

Income (loss) before income taxes	(6,382)	(12,021)	(26,794)	3,282
Income tax provision (benefit)	(1,513)	(3,930)	(5,176)	1,732

Net income (loss)	$(4,869)	$(8,091)	$(21,618)	$1,550

Net income (loss) per common share:
Basic	$(0.12)	$(0.20)	$(0.53)	$0.04
Diluted	$(0.12)	$(0.20)	$(0.53)	$0.04
Weighted average common shares outstanding (000’s)	40,699	40,410	40,641	40,307
Weighted average common shares outstanding and dilutive potential common shares (000’s)	40,699	40,410	40,641	40,925

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

(Canadian GAAP and in thousands of U.S. dollars)

	Nine months ended

	September 27,	September 28,
	2002	2001

Retained earnings, beginning of period	$35,747	$47,260
Net income (loss)	(21,618)	1,550

Retained earnings, end of period	$14,129	$48,810

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Canadian GAAP and in thousands of U.S. dollars)

	Three months ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

Cash flows from operating activities:
Net income (loss)	(4,869)	$(8,091)	$(21,618)	$1,550
Adjustments to reconcile net income (loss) to cash used in operating activities:
Reduction of long-lived assets	—	—	1,130	—
Loss on disposal of assets	—	—	62	—
Translation loss on liquidation of a subsidiary	—	723	—	723
Depreciation and amortization	1,838	1,870	5,850	6,369
Deferred income taxes	(1,073)	6,493	1,826	10,181
Changes in current assets and liabilities:
Accounts receivable	(3,098)	15,456	5,778	32,617
Inventories	5,592	5,061	7,037	507
Other current assets	47	4,232	605	852
Accounts payable, accrued expenses, and taxes (receivable) payable	(4,117)	(23,929)	1,469	(73,947)

Cash provided by (used in) operating activities	(5,680)	1,815	2,139	(21,148)

Cash flows from investing activities:
Disposal of assets	—	—	—	6,000
Additions to property, plant and equipment	(444)	(1,858)	(2,431)	(6,885)
Maturity of investments	29,817	32,726	88,691	80,880
Purchase of investments	(47,311)	(20,005)	(125,656)	(80,865)
Decrease (increase) in other assets	75	423	2,150	(1,819)

Cash provided by (used in) investing activities come	(17,863)	11,286	(37,246)	(2,689)

Cash flows from financing activities:
Proceeds (payments) of bank indebtedness	726	596	3,543	(316)
Payments on long-term debt	(3,000)	(3,762)	(3,000)	(3,762)
Issue of share capital	82	536	802	1,300

Cash provided by (used in) financing activities	(2,192)	(2,630)	1,345	(2,778)

Effect of exchange rates on cash and cash equivalents	(488)	254	67	651

Increase (decrease) in cash and cash equivalents	(26,223)	10,725	(33,695)	(25,964)
Cash and cash equivalents, beginning of period	95,487	77,169	102,959	113,858

Cash and cash equivalents, end of period	$69,264	$87,894	$69,264	$87,894

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

As of September 27, 2002
(Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.     Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2001. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2001. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-Q for the three months ended September 27, 2002, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

Comparative amounts

      Certain comparative amounts have been reclassified to conform to the presentation of the financial statements for the quarter ended September 27, 2002.

2.     Inventories

      Inventories consist of the following:

	September 27,	December 31,
	2002	2001

Raw materials	$24,844	$29,779
Work-in-process	9,947	8,028
Finished goods	9,589	12,918
Demo inventory	7,667	7,069

Total inventories	$52,047	$57,794

3.     New Accounting Pronouncements

Business Combinations

      On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 1581, Business Combinations. As a result, all business combinations initiated in the future will be accounted for under the purchase method. The adoption of Section 1581 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Intangible Assets

      On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 3062, Goodwill and Other Intangible Assets. As a result, intangible assets with finite useful lives must now be amortized and goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The adoption of Section 3062 did not have a material impact on the Company’s financial position, as it does not possess goodwill or indefinite life intangible assets. Adoption of Section 3062 also did not have a material impact on the Company’s results of operations or cash flows.

      Intangible assets consist of the following:

	September 27, 2002		December 31, 2001

		Amortization		Amortization
	Cost	Accumulated	Cost	Accumulated

Patents and acquired technology	$10,965	$(2,688)	$10,948	$(1,895)
Other intangible assets	4,823	(4,823)	4,823	(4,640)

Total cost	15,788	$(7,511)	15,771	$(6,535)

Accumulated amortization	(7,511)		(6,535)

Net intangible assets	$8,277		$9,236

Stock-Based Compensation and Other Stock-Based Payments

      Effective January 1, 2002 the Company adopted CICA Handbook section 3870, Stock-based compensation and other stock-based payments. This new Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions, and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the closing price of the stock on the Toronto Stock Exchange on the trading day immediately preceding the date of grant. During the period ended September 27, 2002, the Company’s treatment of stock based compensation did not have a significant impact on the Company’s financial position, results of operations or cash flows.

      Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company’s net income (loss) and earnings per share would have been adjusted to the pro forma amounts below.

	Three months	Nine months
	ended	ended
	September 27,	September 27,
	2002	2002

Net loss:
As reported	$(4,869)	$(21,618)
Pro forma	$(5,415)	$(24,035)
Basic net loss per share:
As reported	$(0.12)	$(0.53)
Pro forma	$(0.13)	$(0.59)
Diluted loss per share:
As reported	$(0.12)	$(0.53)
Pro forma	$(0.13)	$(0.59)

      The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions: dividend yield of nil; an expected life upon vesting of 1.0 years; expected volatility of 70%; and risk-free interest rate of 2.16%.

      The fair value of the employees’ purchase rights under the employee stock purchase plan was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of nil; an expected life of 6 months; expected volatility of 70%; and risk-free interest rate of 2.33%.

4.     Bank Indebtedness

      At September 27, 2002, the Company had lines of credit with Fleet National Bank (“Fleet”), Bank One and Canadian Imperial Bank of Commerce (“CIBC”) and letters of credit with National Westminster Bank (“NatWest”), for a total amount of available credit of $23.7 million versus $32.4 million at December 31, 2001. The Company’s agreement with Fleet provides for an $8.0 million line of credit and its agreement with CIBC provides for a $3.9 million line of credit. A previous $19 million line of credit with CIBC expired on June 28, 2002 and the new CIBC credit facility eliminated the Company’s requirement to meet certain financial covenants which were required under the previous credit facility. Marketable securities totaling $26.8 million have been pledged as collateral for the Fleet, CIBC, and Bank One credit facilities under security agreements. The line of credit with Fleet expires on June 28, 2003 and the new line of credit with CIBC is subject to review by CIBC on May 31, 2003 and if extended, may be cancelled at any time by the Company on appropriate advance notice at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200 million. A portion of the Company’s existing credit facility with Bank One expired on March 31, 2002 and was not renewed. The terms of the remaining credit facility with Bank One provide for an $11.4 million line of credit. Borrowings under the remaining Bank One credit facility are limited to the sum of eligible accounts receivable under 90 days and North American inventories. In addition to the customary representations, warranties and financial reporting requirements, the borrowings under the Bank One credit facility require the Company to seek consent of the bank for the redemption, repurchase or acquisition of Company shares of common stock, the declaration and payment of certain dividends, and the ability to incur borrowed money debt in excess of $10 million. In addition to the credit facilities with Fleet, CIBC and Bank One, the Company has outstanding letters of credit totaling $0.4 million with NatWest.

      At September 27, 2002, the Company has approximately $23.7 million denominated in Canadian dollars, US dollars, UK Pound sterling, and Japanese yen that are available for general purposes, under the credit facilities and letters of credit discussed above. Of the available $23.7 million, $12.6 million was in use, consisting of $10.3 million of borrowings in Japan and Rugby, U.K. under the CIBC and Bank One credit facilities and $2.3 million of bank guarantees and outstanding letters of credit under the CIBC credit facility and with NatWest. The Bank One credit facility is a demand facility with interest based on the bank’s Floating Rate and/or Eurodollar Rate. The CIBC credit facility is currently a demand facility with interest based on the prime rate, which the Company expects to convert to a revolving credit facility before December 31, 2002. At September 27, 2002, the aggregate unused portion of credit available under the credit facilities amounts to $11.1 million.

5.     Stockholders’ Equity

Capital stock

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the nine months ended September 27, 2002, 148,732 shares of common stock were issued pursuant to exercised share options and the employee share purchase plan for proceeds of $0.8 million.

Net income (loss) per common share

      Basic net income (loss) per common share was computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. For diluted net income (loss) per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months ended September 27, 2002 and September 28, 2001 and the nine months ended September 27, 2002, the effect of converting options and warrants was anti-dilutive.

      Common and common share equivalent disclosures are:

	Three months ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

	(in thousands)
Weighted average common shares outstanding	40,699	40,410	40,641	40,307
Dilutive potential common shares	—	—	—	618

Diluted common shares	40,699	40,410	40,641	40,925

      At September 27, 2002, the Company had options and warrants outstanding entitling holders up to 3,826,809 and 51,186 common shares, respectively.

6.     Related Party Transactions

      The Company recorded sales revenue from Sumitomo Heavy Industries, Ltd., a significant shareholder, of $1.1 million in the nine months ended September 27, 2002 and $3.4 million in the nine months ended September 28, 2001 at amounts and terms approximately equivalent to third-party transactions. Transactions with Sumitomo are at normal trade terms. Receivables from Sumitomo of $0.6 million as at September 27, 2002 and December 31, 2001 are included in accounts receivable on the balance sheet.

      In January of 2001, the Company made an investment of $2.0 million in a technology fund, managed by OpNet Partners, L.P. During the nine months ended September 27, 2002, the Company received approximately $1.4 million of the investment and recorded a write-down of $0.2 million to fair market value. The remaining investment made by the Company continues to be maintained in OpNet Partners private investment portfolio. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner for OpNet Partners, L.P. This investment is included in other assets on the balance sheet.

      The Company has an Agreement with V2Air LLC relating to the use of the V2Air LLC aircraft for Company purposes. The Company’s President and Chief Executive Officer, Charles D. Winston, owns V2Air LLC. Pursuant to the terms of the Agreement, the Company is required to reimburse V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the nine months ended September 27, 2002, the Company reimbursed V2Air LLC approximately $111 thousand for expenses associated with business use of the aircraft by the Company’s Chief Executive Officer under the terms of the Agreement.

      On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has created a full reserve for this receivable.

7.     Financial Instruments

Cash equivalents and investments

      At September 27, 2002, the Company had $47.7 million invested in cash equivalents denominated in U.S. dollars with maturity dates between September 30, 2002 and December 18, 2002. At December 31, 2001, the Company had $79.8 million invested in cash equivalents denominated in U.S. dollars with maturity dates between January 7, 2002 and March 1, 2002. Cash equivalents, stated at amortized cost, approximate fair value.

      At September 27, 2002, the Company had $80.5 million invested in short-term and other investments denominated in U.S. dollars with maturity dates between October 23, 2002 and August 26, 2005. This

$80.5 million includes $26.8 million pledged as security in connection with the new credit facilities discussed in note 4 and $18.9 million pledged as security and classified as long-term in connection with the operating leases discussed in note 9. At December 31, 2001, the Company had $43.5 million invested in short-term investments denominated in U.S. dollars with maturity dates between January 24, 2002 and May 6, 2002. The carrying value of short-term and other investments approximates fair value.

Derivative financial instruments

      At September 27, 2002, the Company had fourteen foreign exchange forward contracts to purchase $22.7 million U.S. dollars with an aggregate fair value loss of $25 thousand after-tax, maturing at varying dates in 2002 and 2003. At December 31, 2001, the Company had eight foreign exchange forward contracts to purchase $17.8 million U.S. dollars and one foreign exchange option contract to purchase $6.5 million U.S. dollars with an aggregate fair value gain of $0.8 million after-tax, maturing at varying dates in 2002.

8.     Restructuring and other

Restructuring charges

  2002

      In connection with a restructuring plan to align the Company’s manufacturing costs and operating expenses with the prevailing economic environment, the Company recorded a pre-tax restructuring charge of $2.7 million during the first quarter of fiscal 2002. The Company consolidated the Electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, MA and transferred its laser sources business from the Company’s Kanata, Ontario facility to its existing Rugby, UK facility. In addition the Company closed its Kanata, Ontario facility and moved its principal office from Kanata, Ontario to its existing Nepean, Ontario facility. Restructuring provisions relate to severance and benefits of $2.2 million for the termination of approximately 90 employees, $0.3 million for the write-off of furniture, equipment and system software, and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million and a write-down of land and building in Kanata, Ontario and Rugby, UK of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills and Oxnard locations. At September 27, 2002, the net book value of the Kanata, Ontario facility is reclassified as held for sale and included in other assets.

      Cumulative cash draw-downs of approximately $1.5 million and non-cash draw-downs of $1.1 million have been applied against the provision, resulting in a remaining provision balance of $1.5 million as at September 27, 2002.

  2001

      During the fourth quarter of fiscal 2001, a charge of $3.4 million was recorded to accrue employee severance of $0.9 million for approximately 35 employees at our Farmington Hills, MI and Oxnard, CA locations, leased facilities costs of $1.8 million associated with restructuring for excess capacity at five leased locations in the United States, Canada, and Germany and write-down of leasehold improvements and certain equipment of $0.7 million associated with the exiting of leased facilities.

      Cumulative cash draw-downs of approximately $2.1 million and non-cash draw-downs of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.6 million as at September 27, 2002.

  2000

      During the fourth quarter of fiscal 2000, a charge of $12.5 million was taken to accrue employee severance of $1.0 million for approximately 50 employees and other exit costs of $3.8 million for the Company’s United Kingdom operation and worldwide distribution system related to high-power laser systems for certain automotive applications; costs of $7.7 million associated with restructuring for excess capacity at three leased facility locations in the United States and Germany. The Company also recorded a write-down of land and building in the United Kingdom of $2.0 million. Compensation expense of $0.6 million arising on the acceleration of vesting of options upon the sale of businesses during the year was also charged to restructuring. In addition, an inventory write-down to net realizable value of $8.5 million was recorded in cost of goods sold related to the high-power laser system product line.

      Cumulative cash draw-downs of $6.0 million, reversal of $0.5 million for restructuring costs that will not be incurred and non-cash draw-downs of $2.6 million have been applied against the provision, resulting in a remaining provision balance of $6.0 million as at September 27, 2002.

      The following table summarizes changes in the restructuring provision included in other accrued expenses on the balance sheet.

	Total	Severance	Facilities	Other

	(in millions)
Provision at December 31, 2001	$8.9	$0.9	$8.0	$—
Cash draw-downs during Q1 2002	(0.6)	(0.2)	(0.4)	—
Charge during Q1 2002.	2.7	2.2	0.3	0.2
Non-cash draw-down during Q1 2002	(0.3)	—	(0.3)	—
Charge during Q2 2002	1.4	—	1.1	0.3
Cash draw-downs during Q2 2002	(1.4)	(0.6)	(0.8)	—
Non-cash draw-down during Q2 2002	(0.8)	—	(0.8)	—
Cash draw-downs during Q3 2002	(1.8)	(1.0)	(0.3)	(0.5)

Provision at September 27, 2002	$8.1	$1.3	$6.8	$—

Other

      During the first nine months of 2001, the Company adjusted an accrual related to litigation with Electro Scientific Industries, Inc. and recorded a benefit of $1.6 million.

9.     Commitments and Contingencies

Operating Leases

      The Company leases two facilities under operating lease agreements that expire in 2003. At the end of the initial lease term, these leases require the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the fair market value. The lessor may sell the facilities to a third party but the leases provide for a residual value guarantee of the first 85% of any loss the lessor may incur on its $19.1 million investment in the building, which may become payable by the Company upon the termination of the transaction, or the Company may exercise its option to purchase the facilities for approximately $19 million. As of September 27, 2002, residual value guarantees in connection with these leases totaled approximately $16 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially the payment under the residual value guarantees and, during the fourth quarter of fiscal 2000, the Company took a charge of $6 million associated with restructuring for excess capacity at the two leased facility locations, including the estimated residual value guarantees. The lease agreement requires, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal (“BMO”) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item is included on the balance sheet in other investments.

Legal proceedings and disputes

      Electro Scientific Industries, Inc. v. GSI Lumonics, Inc. et al. On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against the Company and Dynamic Details Inc., an unrelated party that is one of the Company’s customers. Electro Scientific alleged that the Company offered to sell and import into the United States the GS-600 high speed laser drilling system and that Dynamic Details possessed and used a GS-600 System. It further alleged that Dynamic Details’ use of the GS-600 laser system infringed Electro Scientific’s U.S. patent 5,847,960 and that the Company had actively induced the infringement of, and contributorily infringed, the patent. Electro Scientific sought an injunction, unspecified damages, trebling of those damages, and attorney’s fees. GSI Lumonics indemnified Dynamic Details with respect to these allegations. On August 14, 2001, the United States District Court for the Central District of California granted the Company’s motion for summary judgment of non-infringement and denied Electro Scientific’s motion for summary judgment of infringement. In the ruling, the Court concluded that the GS-600 system did not literally infringe the asserted claims of the alleged Electro Scientific patent, nor did it infringe under the doctrine of equivalents. On September 7, 2001, Electro Scientific appealed the District Court’s decision on the summary judgment motions and oral arguments were heard on May 7, 2002. On October 7, 2002, the Court of Appeals vacated the summary judgment ruling of non-infringement of the District Court and remanded the matter back to the District Court for additional claim construction. In the event Electro Scientific prevails and its claims are upheld as filed, the Company does not believe this would have a material adverse effect on the Company’s financial position and results of operations.

      Carl Baasel Lasertecknik Gmbh & Co. KG and Rofin Baasel Inc. vs. GSI Lumonics Corporation. On May 17, 2002, Carl Baasel Lasertechnik Gmbh and Co. KG (“CBL”) and Rofin Baasel Inc. (“RBI”) filed an antitrust case in the United District Court for the District of Massachusetts against the Company’s U.S. subsidiary, GSI Lumonics Corporation (“GSLI Corp”) for violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act as a result of GSLI Corp’s acquisition of U.S. Patent No. 4,522,656 (the “656 patent”) and its enforcement of the “656 patent” against CBL and RBI in a consolidated patent infringement action against CBL and RBI currently pending in the United States District Court for the Eastern District of Michigan. Prior to the filing of this complaint, CBL filed, in the United States District Court for the Eastern District of Michigan, a motion for leave to amend its answer in the pending “656 patent” infringement case to assert antitrust violations by GSLI Corp; which motion was denied on April 25, 2002 by that District Court. The immediate complaint, filed shortly after the denial, alleges that GSLI Corp held monopoly power in the laser wafer softmarking systems market prior to and since 1990, that GSLI Corp’s purchase in 1990 of the “656 patent”, its filing of the “656 patent” infringement claim in the United States District Court for the Eastern District of Michigan against AB Lasers Inc. (nka RBI) and CBL and its alleged refusal to license the “656 patent” to CBL or any other competitor, decreased competition, maintained GSLI Corp’s market monopoly and unreasonably restrained trade in the relevant market. CBL and RBI sought declaratory relief as to the violations asserted and permanent injunctive relief enjoining GSLI Corp from initiating, maintaining or threatening infringement litigation to enforce the “656 patent,” together with treble damages and costs. On June 11, 2002, CBL and RBI filed a motion for partial summary judgment seeking declaratory relief as to the violations they asserted. On June 17, 2002, GSLI Corp filed a motion to dismiss the case on the grounds that the case was barred by denial of the same claims raised in the pending “656 patent” infringement case and an emergency motion to stay the briefing on CBL’s and RBI’s partial summary judgment motion pending a decision on GSLI Corp’s motion to dismiss. On July 25, 2002, oral arguments were heard on the motion to dismiss. On August 21, 2002, GSLI Corp, CBL and RBI entered into a settlement agreement pursuant to which each of the parties dismissed with prejudice all claims and counterclaims pending in the Michigan and Massachusetts lawsuits discussed herein. A stipulated notice of dismissal with prejudice was filed with the Michigan and Massachusetts Courts and entered by each court on September 9, 2002 and August 23, 2002, respectively. Under the terms of the settlement agreement, mutual releases and covenants not to sue were granted amongst the parties with respect to any claims and counterclaims relating to the “656 patent” or the subject matter of the Michigan and Massachusetts lawsuits, GSLI Corp granted to CBL and RBI and their respective affiliates a worldwide royalty bearing exclusive license under the “656 patent” and all foreign counterparts and CBL and RBI agreed to pay GSLI Corp an aggregate sum of $1.25 million plus ongoing license royalties. The $1.25 million settlement was recognized as other income during the three months ended September 27, 2002.

      Other. As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company.

      The Company is also a party in and subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company’s financial conditions or results of operations, but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

10.     Income Taxes

      During the nine months ended September 27, 2002, the income tax benefit was reduced as a result of increases in valuation allowances related to the Company’s geographic distribution of its operating loss carry-forwards. This includes a full valuation allowance against the Canadian Company’s deferred tax asset in accordance with the closure of the Kanata facility described in note 8. It is expected that operations and income in Canada in the foreseeable future will not be sufficient to offset existing loss carryforwards.

11.     Segment Information

      During 2001, the Company changed the way it manages its business to reflect a growing focus on providing precision optics and laser systems to its customers. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2001 year has been restated to conform to the current year’s presentation.

      The Executive Committee (“EC”) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, restructuring and other, interest income, interest expense, and foreign exchange transaction gains (losses). Certain corporate-level operating expenses, including sales, marketing, finance, legal, information technology, communications and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

      GSI Lumonics operations include two reportable operating segments: the Laser Systems segment (Laser Systems); and the WavePrecision segment (WavePrecision). Laser Systems designs, develops, manufactures and markets laser-based advanced manufacturing systems and components as enabling tools for a wide range of high-technology applications, including computer-chip memory repair processing, wafer and die marking, inspection systems for solder paste and component placement on surface-mount printed circuits, via drilling of printed circuit boards, hybrid circuit trim, circuit trim on silicon, and printing and laser imaging for medical applications. Major markets for its products include the semiconductor and electronics industries. WavePrecision provides precision optics for Dense Wave Division Multiplexing networks and guidance systems. Major markets for its products include telecommunications, military, and aerospace industries.

Segments

      Information on reportable segments is as follows:

	Three months ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

Sales
Laser Systems	$35,337	$38,056	$107,409	$191,057
WavePrecision	2,289	3,456	7,021	15,545
Intersegment sales elimination	(207)	(235)	(459)	(1,076)

Total	$37,419	$41,277	$113,971	$205,526

Segment income (loss) from operations
Laser Systems	$(3,852)	$(8,754)	$(6,342)	$7,794
WavePrecision	(466)	(1,253)	(2,438)	482

Total by segment	(4,318)	(10,007)	(8,780)	8,276
Unallocated amounts:
Corporate expenses	3,982	2,619	14,832	9,322
Amortization of purchased intangibles	261	333	968	880
Restructuring and other	—	(170)	4,152	(1,570)

Loss from operations	$(8,561)	$(12,789)	$(28,732)	$(356)

	As at

	September 27,	December 31,
	2002	2001

Assets
Laser Systems	$104,682	$115,387
WavePrecision	9,957	11,506
Corporate	195,550	203,942

Total assets	$310,189	$330,835

      Total assets for corporate include treasury controlled, income tax, other and intangible assets.

Geographic segment information

      The Company attributes revenues to geographic areas on the basis of the billed to customer location. Long-lived assets and goodwill are attributed to geographic areas in which Company assets reside.

	Three months ended

	September 27, 2002		September 28, 2001

	(in millions)
Revenues from external customers:
North America	$23.6	63%	$26.4	64%
Europe	5.9	16%	6.1	15%
Japan	4.7	12%	5.6	13%
Asia-Pacific, other	3.2	9%	3.2	8%

Total	$37.4	100%	$41.3	100%

	Nine months ended

	September 27, 2002		September 28, 2001

North America	$74.5	65%	$106.6	52%
Europe	18.4	16%	43.0	21%
Japan	11.1	10%	34.0	16%
Asia-Pacific, other	10.0	9%	21.9	11%

Total	$114.0	100%	$205.5	100%

	As at

	September 27, 2002	December 31, 2001

Long-lived assets:
United States	$19.9	$21.6
Canada	5.1	9.4
Europe	11.6	11.5
Japan	0.6	0.7
Asia-Pacific, other	0.2	0.2

Total	$37.4	$43.4